15 North Third Street PO Box 9005
Quakertown, Pennsylvania 18951

May 19, 2010

VIA EDGAR and Facsimile

Michael Clampitt, Esquire
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 4561

Re:	QNB Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-17706

Dear Mr. Clampitt:

We are responding to your letter, dated May 10, 2010, relating to the filing referenced above of QNB Corp. (the “Company”).  Each of your comments is set forth below, together with the Company’s related response.  For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.

Form 10-K for Year Ended December 31, 2009
General
Additional Information, page 10

1.  In future filings please correct the address of the Securities and Exchange Commission.

We will correct the address of the Securities and Exchange Commission in future filings to reflect the following:
SEC Headquarters
100 F Street, NE
Washington, DC 20549

Item 3. Legal Proceedings

2.  Please tell us and include in future filings whether you have any material pending legal proceedings rather than material litigation.  Refer to Item 103 of Regulation S-K.

The Company is not a party to any pending material legal proceedings within the meaning of Item 103 of Regulation S-K.  We will revise future filings to disclose any material pending legal proceedings as opposed to any material pending litigation in accordance with Item 103 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 4 – Investment Securities Available for Sale, pages 61-65

Pooled Trust Preferred Securities

3.  The staff notes the disclosure appearing on page 65 that in determining whether a credit loss exists, the company uses its best estimate of the present value of cash flows expected to be collected from the debt security and discounts them at the effective yield implicit in the security at the date of acquisition.  In addition, the staff notes that the company states that the internal rate of return is the pre-tax yield used to discount the future cash flows.  The cash flows have been discounted using the stated yield on the individual security purchased plus a market discount rate ranging from 1% to 6%.  These two statements appear to be inconsistent.  Please tell us how you determined the discount rate to be used on the company’s OTTI methodology.  If the rate used is not the effective yield then state which rate is used by the company.  If the rate used is the effective yield then the company should revise its disclosure in future filings to eliminate the apparent inconsistency.

The Company agrees with the staff that the placement of our discussion of the internal rate of return utilized in the calculation of the fair value of our pooled trust preferred securities within our discussion of how credit related other-than-temporary-impairment (OTTI) is determined on our pooled trust preferred securities could appear inconsistent to the reader. The statement made earlier in the disclosure correctly states that when determining whether a credit related other-than-temporary impairment exists the Company uses its best estimate of the present value of cash flows expected to be collected from the security and discounts them at the effective yield implicit in the security at the date of acquisition.

In future filings the Company will appropriately disclose that the internal rate of return is utilized for the calculation of fair value in the fair value disclosure and that the effective yield is used in the determination of OTTI in the OTTI disclosure. The Company has also reflected this change in the disclosures included in the Form 10-Q filed on May 17, 2010.

4.  The staff notes that for PreTSL XIX you disclose that there is no excess subordination.  Please tell us and revise future filings to state the following:

•	how you calculate excess subordination; and

Excess subordination is the amount by which the underlying performing collateral exceeds the outstanding bonds being valued in the tranche as well as all of the senior tranches. The excess subordination ratio is calculated by dividing the difference between performing collateral and outstanding bonds (most senior through the bond being valued) by performing collateral. A bond with no excess subordination indicates that the outstanding bond balances (most senior through the bond being valued) exceed the supporting collateral.

The Company will revise the disclosure in future filings to include the coverage ratio in lieu of the disclosure previously provided regarding excess subordination. Coverage is the amount of performing collateral supporting a particular tranche. Upon further review, the Company feels the coverage ratio will more clearly reflect how much collateral supports each bond and should provide more useful information to the reader of our financial statements. Included below is a table to illustrate the disclosure we provided in our December 31, 2009 Form 10-K regarding excess subordination and the proposed disclosure of the coverage ratio in place of the excess subordination disclosure at December 31, 2009.

	Current Disclosure	Proposed Disclosure
Deal	Excess subordin- ation as a % of current performing collateral	Total performing collateral as a % of outstanding bonds (coverage ratio)
PreTSL IV	19.0%	123.5%
PreTSL V	No excess	95.0%
PreTSL VI	No excess	69.2%
PreTSL XVII	No excess	88.5%
PreTSL XIX	No excess	92.3%
PreTSL XXV	No excess	78.0%
PreTSL XXVI	No excess	84.8%

In future filings the Company will disclose the coverage ratio and will no longer provide information related to excess subordination. The Company reflected this change in the disclosures included in the Form 10-Q filed on May 17, 2010.

•	how you determined that with no excess subordination there was no credit impairment.

The reason there was no credit impairment recorded on PreTSL XIX during 2009 even though there was no excess subordination was a result of the present value of the projected cash flows still approximating the book value of the bonds.  The way this pooled trust preferred security was structured at inception helps to explain why the bond does not have to be 100% collateralized to pay off entirely. The cash flow waterfalls for these securities are extremely complex and the excess subordination does not include the value of the performance triggers. If the performance triggers are not met, cash flow, including interest, is allocated from the income notes first, the next subordinate bond second, and so on until the applicable trigger is met. Thus, bonds more senior in the waterfall are afforded credit enhancement both through the dollar value of the bonds subordinate to them as well as the cash flow that would be allocated to those subordinate bonds. This means that interest from subordinate tranches can pay down principal on more senior notes as is currently the case with respect to PreTSL XIX. Given the current and projected level of deferrals and defaults, there is still enough cash flow to pay down the senior bonds and some of the mezzanine classes.

Another difference between the relationship of excess subordination and the calculation of credit impairment relates to the reason and financial condition for issuers who are deferring interest payments. Part of the OTTI analysis involves a review of those issuers who are currently in a deferral status while the excess subordination calculation assumes that both deferrals and defaults will all be 100% credit losses. In reality, some of the issuers who are deferring may not be in imminent danger of failure and could just be taking advantage of an option available to them to preserve some relatively inexpensive capital.
________________________

In connection with responding to your comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments with respect to these matters, please contact the undersigned at (610) 538-5612.

Very truly yours,
QNB CORP.

/s/ Thomas J. Bisko
Thomas J. Bikso
Chief Executive Officer